VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

December 4, 2002

02060671

02 DEC 17 AM 9:47

SUPPL

Securities & Exchange Commission
Office of International Finance
Mail Stop 3-2
455th Street, N.W.
Washington, DC
20549

Dear Sirs:

Re: ***Vanteck (VRB) Technology Corp***
12g3-2(b) Exemption – File No. 34688

Please find attached for submission, Vanteck's most recent filings pursuant to TSX Venture Exchange and Canada Business Corporations Act rules.

Please do not hesitate to contact the writer should you wish further information.

Yours truly,
Vanteck (VRB) Technology Corp.

Susan L. Wilson,
Legal Assistant

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

dlw 12/26

34688

COPY

02 DEC 17 AM 9:57

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: **Vanteck (VRB) Technology Corp. (the "Issuer").**

   Trading Symbol: **VRB.**

2. Date Price Reservation Form Filed: **N/A**

   Date of News Release announcing Private Placement: **November 1, 2002.**

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☐ No **X**
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes **X** No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes **X** No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: **$1,227,900**

5. Proposed use of proceeds:

   To complete the VRBPower System Installation for PacifiCorp.

6. (a) Description of shares to be issued:

   (i) Class: **Common**

   (ii) Number: **12,279,000**

   (iii) Price per security: **$0.10**

(b) Description of Warrants to be issued:

   (i) Number of Warrants: **12,279,000**

   (ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: **12,279,000**

   (iii) Exercise price of Warrants: Year 1: **$0.10** Year 2: ____________

Tier 1 Only: Year 3:__________ Year 4____________ Year 5____________

   (iv) Expiry date of Warrants: **1 year from date of closing**

(c) Description of Convertible Securities to be issued: **N/A**

   (i) Number/ Aggregate principal amount: ____________________________.

   (ii) Number of Listed Shares to be issued on conversion: _______________.

   (iii) Expiry/Maturity date: ____________________________________.

   (iv) Interest rate: ____.

   (v) Conversion terms: ______________________________________.

   (vi) Default provisions: ____________________________________.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: **24,558,000**

7. Issued and outstanding Listed Shares at the date of the price reservation:

39,114,927

8. Placees

(a) Insiders and Pro Group

The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	Number of Shares Purchased	*Post- closing Direct & Indirect Holdings in the Issuer	*% of Post-Closing Outstanding Shares	**Insider=I ProGroup=P
Bill Whitehead 26 – 7140 132nd Street Surrey, BC V3W 1J5	200,000	474,057	Less than 1%	P
Gary Winters 610 Burley Drive West Vancouver, BC V7T 1Z5	30,000	55,000	Less than 1%	P
Grant Caudwell 1000 – 1055 Dunsmuir St. Vancouver, BC V7X 1L4	50,000	140,000	Less than 1%	P
Vince Sorace 112 – 1288 Marinaside Cr. Vancouver, BC V6Z 2W5	150,000	180,000	Less than 1%	I
Altissimo Investments Ltd. 112 – 1288 Marinaside Cr. Vancouver, BC V6Z 2W5	100,000	100,000	Less than 1%	I
Don Nicholson #1602 – 1228 W. Hastings Vancouver, BC V7Y 1C6	250,000	387,000	Less than 1%	I
Gavin Cooper No. 114 – 1929 W. 3rd Vancouver, BC V6J 1L3	50,000	5,500	Less than 1%	I

* assuming exercise of Warrants issued pursuant to the Private Placement

**If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

(b) Other Placees Who Will Beneficially Own or Control more than 5% of the Post Closing Outstanding Shares in the Issuer.

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

Name & Residential Address of Purchaser	**Number of Shares Purchased**	***Post closing Direct & Indirect Holdings in the Issuer**	***% of Post Closing Outstanding Shares**
N/A			
TOTAL			

* assuming exercise of Warrants issued pursuant to the Private Placement

(c) If any Placees in items 8(a) or 8(b) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C.)

(d) Provide the total number of shares of this Private Placement purchased by Placees who are not individuals and are not resident in North America (e.g. Non North American corporations trusts, etc.). 2,608,500

Name & Residential Address of Purchaser **Non North American**	**Number of Shares Purchased**	***Post closing Direct & Indirect Holdings in the Issuer**	***% of Post Closing Outstanding Shares**
Masoncastle Pty. Ltd., Suite 22 33 Queens Road, Melbourne, VIC, Australia, 3004	1,608,500	1,658,500	2.7%
Chartwell Investment Services, S.A. Ch. de la Foge. 1 1291 Comnogny, Switzerland	800,000	1,056,108	1.7%

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

Non Brokered

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes **X** No □

If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable) **See Table Below**

(c) Cash **See Table Below**

(d) Securities **See Table Below**

(e) Expiry date of any Agent's Option **See Table Below**

(f) Exercise price of any Agent's Option **See Table Below**

Agent Name	Cash	Securities	Expiry date of Agent's Option	Exercise Price of Agents Option
Greg Pearson #30, 3355 Morgan Creek Way, Surrey, BC, V3S 0J9	$4,000			
GJB Investments Ltd., 5653 Groveridge Wynd, Delta, BC, V4L 2E4	$56,115			
Ronay Investments Pty. Ltd. 42 Kensington Road, Melbourne, VIC 3004		160,850 Common Shares		
Pacific International Securities, Suite 1900, 666 Burrard Street, Vancouver, BC, V6C 3N1	$20,700	310,500 Warrants	1 year from date of closing	$0.10

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

Yes ☐ No **X**

If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*

   Yes ☐ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:

   Yes ☐ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:

   Yes ☐ No ☐

4. The Issuer is not a CPC, Tier 3 Issuer, or is not and has not been put on notice that it is or will be an Inactive Issuer (refer to Policy 2.5 *Tier Maintenance Requirements*):

   Yes ☐ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:

   Yes ☐ No ☐

6. No new Control Person is created by the issuance of the Shares:

   Yes ☐ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:

   Yes ☐ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:

Yes □ No □

9. All Placees have been disclosed as required above and have committed all subscription funds:

Yes □ No □

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:

Yes □ No □

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________.

(ii) For Previous Expedited Private Placements: ______________.

(iii) For this transaction: ______________________.

Total ((i) + (ii) + (iii)): ______________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?

Yes □ No **X (no original Notice filed)**

If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
Yes **X** No ☐

If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

a) the name(s) of the new Control Person(s)

N/A

b) the date on which shareholder approval has or will be obtained for the transaction.

N/A

c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – *Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: November 26, 2002

Gavin Cooper, C.F.O.

Name of Director and/or Senior Officer

Signature

Official Capacity

34688

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

02 DEC 17 PM 3:50

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia
1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Vanteck (VRB) Technology Corp.	September 30, 2002	02/11/27

ISSUER'S ADDRESS

1645 – 701 West Georgia Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.		V7Y 1C6	604.681-4923	604.697-8820

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Donald Nicholson	President and Chief Executive Officer	604.697-8820

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@vrbpower.com	www.vrbpower.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Donald Nicholson"	Donald Nicholson	02/11/27

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Vincent Sorace"	Vincent Sorace	02/11/27

(Electronic signatures should be entered in "quotations".)

Consolidated Financial Statements of

VANTECK (VRB) TECHNOLOGY CORP.

(A development stage enterprise)

For the three months ended September 30, 2002 and 2001
(Prepared without audit)

VANTECK (VRB) TECHNOLOGY CORP.

(A development stage enterprise)

Consolidated Balance Sheet

September 30, 2002 and June 30, 2002 (Unaudited)

		Sept. 30, 2002		June 30, 2002
				(Audited)
ASSETS				
CURRENT				
Cash and cash equivalents	$	**226,884**	$	413,521
Accounts receivable		**-**		424,988
Advances receivable (Note 3)		**397,260**		406,000
Other receivables		**73,972**		54,095
		698,116		1,298,604
FIXED ASSETS (Note 4)		**81,403**		87,667
DEFERRED EXPENDITURES (Note 5)		**3,763,615**		3,834,847
	$	**4,543,134**	$	5,221,118
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	**750,508**	$	1,070,724
Loan payable (Note 6)		**250,000**		-
		1,000,508		1,070,724
NON-CONTROLLING INTEREST		**903,977**		860,332
SHAREHOLDERS' EQUITY				
Share capital (Note 7)		**34,031,386**		33,704,073
Cumulative translation adjustment		**116,277**		89,265
Deficit		**(31,509,014)**		(30,503,276)
		2,638,649		3,290,062
	$	**4,543,134**	$	5,221,118

INCORPORATION AND NATURE OF OPERATIONS (Note 1)

APPROVED ON BEHALF OF THE BOARD:

"Donald Nicholson"

Donald Nicholson, Director

"Vincent Sorace"

Vincent Sorace, Director

See accompanying Notes to the Consolidated Financial Statements.

VANTECK (VRB) TECHNOLOGY CORP.

(A development stage enterprise)

Consolidated Statement of Operations and Deficit

For the three months ended September 30, 2001 and 2002 (Unaudited)

	2002	2001 (Restated - Note 13)
REVENUE		
Interest and other income	$ 8,223	$ 18,778
Gain on shares issued by Pinnacle VRB Limited (Note 9(b))	37,767	-
	45,990	18,778
EXPENSES		
Amortization and depreciation	98,046	-
Bank charges	1,986	221
Consulting	142,010	148,869
Financing costs	74,813	-
Investor relations	-	15,500
Office and general	58,269	27,001
Professional fees	123,584	14,663
Regulatory fees	2,181	4,725
Research and development (Note 8)	549,761	-
Shareholder communication	22,744	-
Stock exchange listing costs	1,288	31,683
Transfer agent fees	14,714	2,601
Travel and accommodation	30,163	20,256
	1,119,559	265,519
OPERATING LOSS	(1,073,569)	(246,741)
OTHER ITEMS		
Share of loss of Pinnacle VRB Limited	-	(174,297)
Non-controlling interest	67,831	-
	67,831	(174,297)
NET LOSS	(1,005,738)	(421,038)
DEFICIT, BEGINNING OF PERIOD	(30,503,276)	(13,193,287)
DEFICIT, END OF PERIOD	$ (31,509,014)	$ (13,614,325)
LOSS PER SHARE	$ (0.03)	$ (0.01)

See accompanying Notes to the Consolidated Financial Statements.

VANTECK (VRB) TECHNOLOGY CORP.

(A development stage enterprise)

Consolidated Statement of Cash Flows

For the three months ended September 30, 2001 and 2002 (Unaudited)

	2002	2001 (Restated - Note 13)
OPERATING ACTIVITIES		
Net loss	$ (1,005,738)	$ (421,038)
Items not affecting cash:		
Depreciation and amortization	98,046	-
Share of loss of Pinnacle VRB Limited	-	174,297
Non-controlling interest	(67,831)	-
Change in non-cash working capital		
Decrease (increase) in accounts receivable	425,021	(8,335)
Decrease (increase) in other receivables	(19,560)	43,973
Decrease (increase) in advances receivable	10,000	(300,000)
Decrease in accounts payable	(320,668)	(137,629)
Increase in loan payable	250,000	-
	(630,730)	(648,732)
FINANCING ACTIVITIES		
Issuance of common shares	327,313	978,500
Shares issued by subsidiary to non-controlling interest	153,385	-
	480,698	978,500
INVESTING ACTIVITIES		
Purchase of fixed assets	-	(154,353)
Investment in Pinnacle VRB Limited	(37,767)	(209,598)
	(37,767)	(363,951)
FOREIGN EXCHANGE LOSS ON CASH HELD IN FOREIGN CURRENCY	1,163	-
NET CASH OUTFLOW	(186,636)	(34,183)
CASH, BEGINNING OF PERIOD	413,521	1,528,935
CASH, END OF PERIOD	$ 226,885	$ 1,494,752

SUPPLEMENTARY INFORMATION:

	2002	2001
Issuance of common shares in exchange for investment in Pinnacle VRB Limited	$ -	$ 3,046,601

See accompanying Notes to the Consolidated Financial Statements.

1. INCORPORATION AND NATURE OF OPERATIONS

Vanteck (VRB) Technology Corp. (the "Company") was incorporated under the Canada Business Corporations Act by registration of Articles of Incorporation on November 13, 1986 under the name Senn D'Or Inc. On August 27, 1993 the Company changed its name to Venoro Gold Corp. and subdivided its issued share capital on the basis of three common shares of Venoro Gold Corp. for each issued common share of Senn D'Or Inc. Effective December 3, 1997, the Company changed its name to New Venoro Gold Corp. and consolidated its share capital on the basis of eight common shares for one new common share. Effective May 1, 2000, the Company changed its name to Vanteck (VRB) Technology Corp.

The Company is the holder of 100% of the issued capital of Vanteck International Limited, a British Virgin Islands company incorporated on March 24, 2000 for the purpose of holding the Company's interest in the licensing rights for Africa for the Vanadium Redox Battery. On June 5, 2002, the Company incorporated wholly-owned subsidiary VRB Power (U.S.) Inc. for the purpose of developing its operations in the U.S.A.

In January, 2001, the Company reached an agreement with its controlling shareholder, Federation Group Limited ("Federation"), to acquire its 19.9% interest in the issued shares and options of Pinnacle VRB Limited ("Pinnacle") a company listed on the Australian Stock Exchange. Pinnacle holds the world-wide patents for the Vanadium Redox Battery.

In July 2001, the Company lodged a Bidder's Statement with the Australian Securities and Investment Commission for an unconditional bid to acquire all of the issued ordinary shares of Pinnacle on the basis of one Vanteck share for every four Pinnacle shares. On December 5, 2001, the bid was closed. As a result of the bid and of the acquisition of Pinnacle shares from Federation in 2001, the Company held 73.04% of the issued Pinnacle ordinary shares as of June 30, 2002. This holding was reduced to 70.99% at September 30, 2002 as a result of shares issued by Pinnacle to non-controlling shareholders.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. If the going concern presumption is not appropriate, then assets may be realized at amounts significantly lower than the current carrying values. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a) Basis of presentation and operations

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries Vanteck International Limited and VRB Power (U.S.) Inc., and its controlled subsidiary, Pinnacle.

The Company accounted for its investment in Pinnacle using the equity method up to the date of acquisition of control on November 27, 2001, after which time the accounts of Pinnacle have been consolidated with the Company's.

(b) Fixed assets

Fixed assets are stated at cost and will be depreciated over their estimated useful life on a straight-line basis as follows:

Office furniture	20%
Computer equipment	25%
Cell stacks, power supply and other	20%

(c) Goodwill

Goodwill represents the amount paid by the Company in excess of the book value of net assets acquired of Pinnacle and is being amortized over a period of ten years. Its value will be reviewed periodically by management to ensure it is not in excess of its recoverable amount.

(d) Revenue recognition

Interest revenue is recognized on a proportional basis, taking into account the interest rates applicable to the financial assets. Royalty revenue is recognized when the right to receive the revenue has been established.

(e) Research and development

Research costs are expensed as incurred.

Product and technology development costs, which meet with the criteria for deferral and are expected to provide future benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology.

Deferred expenditures represent expenditures incurred in relation to the VRB technology and are being amortized over ten years. Its value will be reviewed periodically by management to ensure it is not in excess of its recoverable amount.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Foreign currency translation

The accounts of self-sustaining foreign operations are accounted for by the current rate method. Under this method, assets and liabilities are translated into Canadian dollars at prevailing rates of exchange on each balance sheet date and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations. Gains and losses on translation are deferred as a separate component of shareholders' equity.

Other monetary assets and liabilities denominated in other than Canadian dollars are translated using the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated using average exchange rates prevailing during the period. Gains and losses on foreign currency transactions are recorded in the consolidated statement of operations.

(g) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, and investments in securities with initial terms to maturity of three months or less.

(h) Income taxes

The Company accounts for income taxes under the liability approach which provides for income taxes based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. Future tax assts are recognized only to the extent that, in the opinion of management, it is more likely than not that the income tax assets will be realized.

(i) Stock-based compensation plans

The Company has a stock-based compensation plan. Under the plan, options are granted at fair value. No compensation expense is recognized for options granted under the plan when stock options are issued to directors, employees and others. Any consideration paid by directors and employees on exercised options is credited to share capital.

(j) Loss per share

Loss per share has been calculated using the weighted average number of common shares outstanding for the periods presented. The effect of options and warrants are not dilutive and therefore diluted loss per share has not been disclosed.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Comparative figures

Certain of the comparative figures of prior periods have been reclassified to conform with the presentation adopted during the current period.

(l) Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for doubtful accounts, depreciation and amortization, determination of net recoverable value of assets, revenue recognized on long-term contracts, determination of fair value on acquisitions, taxes and contingencies. Actual results may differ significantly from these estimates.

3. ADVANCES RECEIVABLE

	Sept. 30, 2002	June 30, 2002
Advances to ParaLynx Internet Inc., a B.C. company with interest at 10%, due between August 8, 2002 to October 31, 2002, secured by promissory notes and a mortgage over real property	$ **225,000**	$ 225,000
Advance to Federation Group Limited, by Pinnacle, due on December 23, 2002, bearing interest at 12% per annum (AUD$200,000)	**172,260**	171,000
Advance to Bell Resources Corporation	-	10,000
	$ **397,260**	$ 406,000

The $225,000 due from ParaLynx was repaid subsequent to the end of the period.

Federation Group Limited is a major shareholder of the Company.

4. FIXED ASSETS

	Sept. 30, 2002			June 30, 2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Furniture and equipment	$ **154,383**	$ **72,980**	$ **81,403**	$ 87,667

5. DEFERRED EXPENDITURES

	Sept. 30, 2002	June 30, 2001
Deferred VRB license acquisition expenditures	$ 4,684,820	$ 4,657,867
Less: Accumulated amortization	921,205	823,020
	$ 3,763,615	$ 3,834,847

6. LOAN PAYABLE

The loan, which bears interest at 10% per annum, is repayable on September 19, 2003 or if the Company completes a financing of $1,000,000 or more. The loan is secured by a general charge on the assets of the Company. The Company issued 399,000 shares as bonus and finder's fees relating to this transaction.

7. SHARE CAPITAL

Authorized

An unlimited number of common shares without par value

Common shares issued

	Sept. 30, 2002		June 30, 2002	
	Number of Shares	Amount	Number of Shares	Amount
Outstanding, beginning of period	38,155,927	$ 33,704,073	26,986,806	$ 19,165,652
Warrants exercised	-	-	2,387,333	1,585,666
Options exercised	-	-	185,000	102,500
Shares issued for investment in Pinnacle (Note 7 (a))	-	-	8,596,788	12,850,255
Shares issued by way of private placement (Note 7 (b))	560,000	252,500	-	-
Shares issued for finders fee and bonus (Note 6)	399,000	74,813		
Outstanding, end of period	39,114,927	$ 34,031,386	38,155,927	$ 33,704,073

(a) On July 20, 2001, the Company lodged a Bidder's Statement with the Australian Securities and Investment Commission for an unconditional bid to acquire all of the issued shares of Pinnacle on the basis of 1 Vanteck share for every 4 Pinnacle shares. The bid closed on December 5, 2001. Consequently, the Company issued 8,596,788 common shares, valued at between $1.05 and $1.75 per share.

7. SHARE CAPITAL (Continued)

(b) In July 2002, the Company completed a private placement of 560,000 units at $0.50 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at $0.50 for one year. A finder's fee of 10% was paid.

(c) During the year ended June 30, 2000, the Company issued 5,000,000 common shares at a deemed price of $0.18 and 5,000,000 common shares ("Performance Shares") at a deemed price of $0.01 as consideration for licencing rights acquired. The foregoing 5,000,000 common shares were the subject of a hold period imposed by the British Columbia Securities Act and Rules which expired April 14, 2001. The Performance Shares are subject to share restrictions imposed by Local Policy 3-07 of the British Columbia Securities Commission and are held in an escrow established by an agreement dated March 14, 2000 and are subject to pro rata release equal to the amount of cumulative cash flow not previously applied towards released dividend by the "earn-out price." The earn-out price was determined on the date of the closing of the Federation transaction as $0.0841.

Share purchase warrants

	Outstanding at June 30, 2002	Issued	Exercised	**Outstanding at Sept. 30, 2002**	Exercise Price	Expiry Date
Series "C" Warrants	225,000	-	-	**225,000**	1.16	January 25, 2003
Series "D" Warrants	1,388,000	-	-	**1,388,000**	1.16	January 25, 2003
Series "E" Warrants	100,000	-	-	**100,000**	1.16	February 7, 2003
Series "F" Warrants	607,000	-		**607,000**	1.16	February 7, 2003
Series "G" Warrants	190,000	-		**190,000**	1.16	February 7, 2003
	2,510,000	-	-	**2,510,000**		

Each warrant is convertible into one common share of the Company. During the year ended June 30, 2002, the Company obtained regulatory approval to extend the expiry date by one year and to increase the exercise price to $1.16.

7. SHARE CAPITAL (Continued)

Stock options

	Number of Options	
	2002	2001
Outstanding, beginning of period	**1,150,000**	2,000,000
Options granted	**2,325,000**	-
Options exercised	-	(185,000)
Options expired	-	(665,000)
Outstanding, end of period	**3,475,000**	1,150,000

The options are exercisable as follows:

1,150,000 exercisable at $0.50, expiring on May 9, 2005
1,750,000 exercisable at $0.30, expiring on August 26, 2007
575,000 exercisable at $0.21, expiring on September 26, 2007

Subsequent to the end of the period, 800,000 options, exercisable at $0.10 and expiring on November 1, 2004, were granted and 340,000 options exercisable at $0.50, expired.

8. RESEARCH AND DEVELOPMENT

Research and development expenditures are comprised of the following:

	Three months to Sept. 30, 2002	Three months to Sept. 30, 2001
Costs on Castle Valley VRB project for the period	$ **780,769**	$ -
Less: Recoveries	**267,727**	-
	513,042	-
Other research and development projects	**36,719**	-
	$ **549,761**	$ -

In December 2001, the Company entered into an agreement to install a VRBPower System in Castle Valley, Utah, on behalf of a customer. It was acknowledged between the parties that the system was experimental in nature and would be used as a developmental model for North America. The agreement provides for the Company to recover the costs of equipment and certain related expenditures from the customer, with all other costs, including cost overruns, to be borne by the Company. It is anticipated that the project will be completed by early 2003, with estimated net costs of $547,000 still to be incurred.

9. RELATED PARTY TRANSACTIONS

(a) During the period ended September 30, 2002, consulting and professional fees of $119,006 (2001 - $42,000) were paid to certain directors and management companies controlled by certain directors of the Company and its subsidiaries.

(b) During the period ended September 30, 2002, the Company's interest in Pinnacle reduced from 73.04% to 70.99% when Pinnacle issued 1,792,500 shares by way of a share purchase plan.

10. INCOME TAXES

The Company has non-capital losses of $4,879,687 (2001 - $2,745,480) available to reduce future taxable income. The benefits related to these losses expire as follows:

2003	$	506,464
2004		232,672
2005		97,827
2006		50,411
2007		283,621
2008		946,505
2009		2,762,187

No recognition has been given in these financial statements to the potential tax benefits associated with these losses.

Deferred income tax assets		
Net operating tax loss carry forwards	$	1,737,000
Book and tax base differences in assets		639,000
		2,376,000
Valuation allowance		(2,376,000)
	$	-

11. SUBSEQUENT EVENTS

In November 2002, the Company announced a private placement of 10,000,000 units at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at $0.10 for one year. This placement is subject to approval by the regulatory authorities.

12. FINANCIAL INSTRUMENTS

Carrying amounts of certain of the Company's financial instruments, including accounts receivable, advances receivable, other receivables, accounts payable and accrued liabilities approximate fair value.

The Company undertakes transactions denominated in U.S. and Australian dollars and, as such, is exposed to price risk due to fluctuations in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

13. CORRECTION OF AN ERROR

In preparation of the financial statements for the period ended September 30, 2002, it was identified that $83,375 of expenses had not been included within the September 30, 2001 statement of operations. The effect of this error was an understatement of expenses, loss for the period and accounts payable, each in the amount of $83,375. The financial statements for the period ended September 30, 2001 have been restated to reflect these changes.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

___ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Vanteck (VRB) Technology Corp.	September 30, 2002	02/11/27

ISSUER'S ADDRESS

1645 – 701 West Georgia Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.		V7Y 1C6	604.681-4923	604.697-8820

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Donald Nicholson	President and Chief Executive Officer	604.697-8820

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@vrbpower.com	www.vrbpower.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Donald Nicholson"	Donald Nicholson	02/11/27

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Vincent Sorace"	Vincent Sorace	02/11/27

(Electronic signatures should be entered in "quotations".)

SCHEDULE B

VANTECK (VRB) TECHNOLOGY CORP.
QUARTERLY REPORT
For the Quarter Ended September 30, 2002

1. ANALYSIS OF EXPENSES

See Consolidated Statement of Operations and Deficit for details.

Additional Information:

Consulting Fees for the three months ended September 30, 2002

	Pinnacle VRB Limited	Vanteck (VRB) Technology Corp.	Consolidated
	(CDN$)	(CDN$)	(CDN$)
Engineering and technical services	3,423	-	3,423
Management services	74,006	45,000	119,006
Marketing and public relations	-	1,200	1,200
Administrative services	-	10,800	10,800
Other	-	7,581	7,581
	77,429	64,581	142,010

Professional Fees for the three months ended September 30, 2002

	Pinnacle VRB Limited	Vanteck (VRB) Technology Corp.	Consolidated
	(CDN$)	(CDN$)	(CDN$)
Accounting services	22,253	25,000	47,253
Audit fees and tax services	4,278	25,000	29,278
Legal fees	23,148	23,905	47,053
	49,679	73,905	123,584

2. RELATED PARTY TRANSACTIONS

During the three months ended September 30, 2002 consulting and professional fees of $119,046 were paid to certain Directors and management companies controlled by certain Directors of the Company and its subsidiaries.

3.(a) SECURITIES ISSUED DURING THE QUARTER ENDED SEPTEMBER 30, 2002:

- 560,000 common shares by way of a private placement at $0.50 for net proceeds, after finders fees, of $252,500;
- 399,000 common shares as finder's fees and bonus relating to a secured loan transaction.

3.(b) OPTIONS GRANTED DURING THE PERIOD ENDED SEPTEMBER 30, 2002

- 1,750,000 exercisable at $0.30, expiring on August 26, 2007
- 575,000 exercisable at $0.21, expiring on September 26, 2007

4.(a)&(b) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2002

Class	Par Value	Authorized Number	Issued Number	Issued Amount
Common	WPV	Unlimited	39,114,927	$34,031,386

4.(c) OPTIONS AND WARRANTS OUTSTANDING AS AT SEPTEMBER 30, 2002

Security	Number	Exercise Price	Expiry Date
Series "C" Warrants	225,000	$1.16	January 25, 2003
Series "D" Warrants	1,388,000	$1.16	January 25, 2003
Series "E" Warrants	100,000	$1.16	February 7, 2003
Series "F" Warrants	607,000	$1.16	February 7, 2003
Series "G" Warrants	190,000	$1.16	February 7, 2003
	2,510,000		
Options	1,150,000	$0.50	May 9, 2005
Options	1,750,000	$0.30	August 26, 2007
Options	575,000	$0.21	September 26, 2007
	3,475,000		

4.(d) SHARES IN ESCROW AS AT SEPTEMBER 30, 2002

A total of 5,000,000 performance shares are held in escrow as at September 30, 2002.

5. DIRECTORS AND OFFICERS AS OF REPORTING DATE

Directors

R. John Fraser
David I. McLauchlan
Donald Nicholson

Officers

Donald Nicholson - President and Chief Executive Officer
Gavin Cooper – Chief Financial Officer
Jay Sujir – Corporate Secretary

SCHEDULE C

VANTECK (VRB) TECHNOLOGY CORP.
QUARTERLY REPORT
For the Quarter Ended September 30, 2002

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company is engaged in the commercialization of the VRBPower System. The VRBPower System is based on the patented Vanadium Redox Battery ("VRB") held under license from the Company's 70.99% owned subsidiary Pinnacle VRB Limited, Australia ("Pinnacle"). The license with Pinnacle, which was assigned to the Company by Federation Resources NL ("Federation") of Australia through a reverse takeover, provides Vanteck with all right, title and interest to exploit and utilize the technology within the Continent of Africa. The technology was originally developed and patented by the University of New South Wales ("UNSW"), Australia. In 1998, Pinnacle acquired from Unisearch, the commercial arm of UNSW, all technology rights for the VRB technology.

The VRBPower System is an electrical energy storage system based on the patented vanadium-based redox regenerative fuel cell that converts chemical energy into electrical energy. Energy is stored chemically in different ionic forms of vanadium in a sulphuric acid electrolyte. The electrolyte is pumped from separate storage tanks into flow cells across a proton exchange membrane, one form of electrolyte is electrochemically oxidized and the other is electrochemically reduced. This creates a current that is collected by electrodes and made available to and external circuit. The reaction is reversible allowing the battery to be charged, discharged and recharged.

The VRBPower System is a flexible, scalable and modular energy storage system with optimized automated intelligent control and operational management electronics. The VRBPower System is a proprietary design and software that integrates and co-ordinates three subsystems: the hydraulic subsystem which includes the electrolyte tanks, pipes, pumps, heat exchangers and control valves; the electrical subsystem which includes the cell stack connections and the power conditioning system (PCS) with the bi-directional inverter and the control subsystem which includes pump control, electronics for valve control, switching and safety components and sensors.

As part of Vanteck's commercialisation strategy for the VRB technology, Vanteck, as previously reported, has entered into a tripartite Heads of Agreement with TSI-Eskom and Highveld of Witbank, South Africa.

Highveld is a substantial steel and ferro-alloy producer and is the largest producer of vanadium in the world. The Company also recently reported that an expansion of its vanadium electrolyte pilot plant situated at Highveld's Witbank facilities was completed in January, 2002 to provide for further bulk manufacturing of vanadium electrolyte.

Eskom is the fifth largest power utility in the world and the dominant South African power utility supplying approximately 95% of the country's electricity requirements, which amounts to more than half of the electricity generated on the African continent. Eskom has approximately 27,000 kilometres of transmission lines, which span the entire country and also carry power to neighbouring countries. As a member of the Southern African Power Pool (SAPP), which consists of 12 national utilities, Eskom also supports the development of a southern African transmission grid to encourage cooperation and accelerate economic growth in the region.

Operations

PacifiCorp Installation

The Company announced on January 30, 2002 it entered into an agreement to supply PacifiCorp with A 250 kW – 2000 kWh (8 hour) VRBPower System. PacifiCorp, an Oregon based subsidiary of United Kingdom utility Scottish Power (NYSE: SPI), provides electric service to approximately 1.5 million customers in Utah, Wyoming, Oregon, Washington, Idaho and California. With a service area of more than 135,000 square miles, PacifiCorp has one of the most extensive transmission systems in the U.S. PacifiCorp, with approximately $4 billion in sales, is one of the lowest-cost electricity providers in the U.S. and generates about 8,000 megawatts from coal, hydro, gas-fired combustion turbines, geothermal and renewable wind power. The VRBPower System, which will be modular and relocatable in design, will be used by PacifiCorp to supply peak power capacity (charging in the off-peak hours) and provide end of line voltage support (supplying up to 250 kVAR of reactive power) in a remote area in southeastern Utah. The stored energy and voltage support available through this unit lets PacifiCorp maintain reliable electric service in the area while deferring the need to build a new substation. Because the unit is portable, it can be moved to another location as needed in the future. The PacifiCorp system is the first large-scale commercial user-based application of VRB technology in North America. The Company anticipates that the construction of the PacifiCorp unit will be completed in early 2003.

King Island Installation

On July 26, 2002, the Company announced that its subsidiary, Pinnacle, was awarded a contract to provide the energy storage component of Hydro Tasmania's King Island Renewable Energy Expansion Project.

The company will be constructing and installing a VRBPower System with a continuous output rating of 200kW for 4 hours. The system will be designed to provide a short-term output of 300kW for 5 minutes to allow time for starting a diesel generator, and also to provide an instantaneous output of 400kW for up to 10 seconds during fault conditions. The purpose of the VRBPower System is to smooth the power output of the wind farm and maximize the use of available wind energy. The resulting reduction in the use of the diesel generators is expected to save over $1,000,000 annually in fuel and maintenance costs, with a corresponding reduction in exhaust gas emissions.

Commonwealth Government grants, managed by the Australian Greenhouse Office as part of their Renewable Energy Commercialization Programme, will assist the project.

Financings

In July 2002 the Company completed a non-brokered private placement of 560,000 units of Vanteck at a price of $0.50 per unit. Each Unit comprised of one common share and one common share purchase warrant with each warrant entitling the holder to acquire one Vanteck common share at a price of $0.50 per unit for a period of one year. This private placement provided Vanteck with total net proceeds of $252,500.

In September 2002, Vanteck completed by way of private placement, a non-convertible debenture in the principal amount of $250,000 to an arm's length lender. The debenture bears interest at 10% per annum and has a one-year term. The Company also issued as a bonus to the lender a total of 266,000 shares. The debenture is secured by a general charge on the assets of the Company and shall become immediately payable in the event that the Company completes financing of $1,000,000 or more. The Company also paid to an arm's length third-party a finders fee of 133,000 shares.

Investor Relations Activities

Investor relations activities for the Company are currently being carried out by in-house personnel.

Subsequent Events

In November 2002 the Company announced a private placement of 10,000,000 units of Vanteck at a price of $0.10 per unit. Each Unit comprised of one common share and one common share purchase warrant with each warrant entitling the holder to acquire one Vanteck common share at a price of $0.10 per unit for a period of one year. This placement is subject to approval by the regulatory authorities.

In November 2002, 800,000 stock options, exercisable at $0.10 and expiring on November 1, 2004, were granted.

The Company announced the appointment of two additional directors to its Board in November 2002. They are Mr. Vincent Sorace and Mr. Albert Gerry. In addition, the Company announced the formation of a Technical Advisory Board, the first two members of which are Dr. Martha Schreiber and Mr. Tim Hennessy.

34688

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

02 DEC 17 AM 9:5

News Release
For Immediate Release

Vanteck Closes Private Placement

Vancouver, B.C. (November 29, 2002) – Vanteck (VRB) Technology Corp. (Vanteck) is pleased to announce that it has completed its previously announced non-brokered private placement of 12,279,000 units of Vanteck at a price of $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant with each warrant entitling the holder to acquire one Vanteck common share at a price of $0.10 per unit for a period of one year. This private placement will provide Vanteck with gross cash proceeds of $1,227,900. Finder's fees of $80,815, 160,850 common shares of Vanteck and 310,500 warrants entitling the holder to acquire one Vanteck common share at a price of $0.10 per unit for a period of one year are payable. The proceeds of the private placement will be used to complete the PacifiCorp project and generate new business.

Vanteck also wishes to announce the resignation of R. John Fraser from both the Vanteck and Pinnacle VRB Limited (Pinnacle) Board of Directors, effective 28 November, 2002. The Vanteck board of Directors would like to thank R. John Fraser for his contribution as a Director of Vanteck.

Vanteck also announces the re-election of Donald Nicholson to the Pinnacle VRB Limited Board of Directors at the Annual General Meeting of Pinnacle held November 29, 2002.

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery (VRB) Energy Storage System. The VRB is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The complete unit, known as the VRBPower System, has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. Vanteck is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VTTCF") and on the Frankfurt Exchange ("VNK").

\- 30 -

For further information please contact:
Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com

34688

BC FORM 53-901F (Previously Form 27) *Securities Act* (British Columbia)
FORM 27 *Securities Act* (Alberta) Under Section 146(1) of the Securities Act
FORM 27 *Securities Act* (Ontario) Under Section 75(2) of the Act

MATERIAL CHANGE REPORT

ITEM 1 **REPORTING ISSUER**

Vanteck (VRB) Technology Corp.
1645 – 701 West Georgia Street, Vancouver, BC V7Y 1C6

ITEM 2 **DATE OF MATERIAL CHANGE**

November 29, 2002

ITEM 3 **PRESS RELEASE**

The Issuer issued a press release under the date of November 29, 2002

ITEM 4 & ITEM 5 **SUMMARY/FULL DESCRIPTION OF MATERIAL CHANGE:**

See attached news release.

ITEM 6 **RELIANCE ON SECTION 85(2) OF THE *SECURITIES ACT* (BRITISH COLUMBIA), 146(2) OF THE *SECURITIES ACT* (ALBERTA), 75(3) OF THE *SECURITIES ACT* (ONTARIO)**

N/A - This report is not being filed on a confidential basis.

ITEM 7 **OMITTED INFORMATION**

N/A

ITEM 8 **SENIOR OFFICERS**

To obtain further information, contact Donald Nicholson, President and Chief Executive Officer at 604-697-8820.

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C. this 2nd day of December, 2002.

Gavin Cooper, Chief Financial Officer

SCHEDULE "A"

News Release

For Immediate Release

Vanteck Closes Private Placement

Vancouver, B.C. (November 29, 2002) – Vanteck (VRB) Technology Corp. (Vanteck) is pleased to announce that it has completed its previously announced non-brokered private placement of 12,279,000 units of Vanteck at a price of $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant with each warrant entitling the holder to acquire one Vanteck common share at a price of $0.10 per unit for a period of one year. This private placement will provide Vanteck with gross cash proceeds of $1,227,900. Finder's fees of $80,815, 160,850 common shares of Vanteck and 310,500 warrants entitling the holder to acquire one Vanteck common share at a price of $0.10 per unit for a period of one year are payable. The proceeds of the private placement will be used to complete the PacifiCorp project and generate new business.

Vanteck also wishes to announce the resignation of R. John Fraser from both the Vanteck and Pinnacle VRB Limited (Pinnacle) Board of Directors, effective 28 November, 2002. The Vanteck board of Directors would like to thank R. John Fraser for his contribution as a Director of Vanteck.

Vanteck also announces the re-election of Donald Nicholson to the Pinnacle VRB Limited Board of Directors at the Annual General Meeting of Pinnacle held November 29, 2002.

Based in Vancouver, B.C., Vanteck is an alternative electrochemical energy storage company that has commercialized the patented Vanadium Redox Battery (VRB) Energy Storage System. The VRB is a technology that effectively stores and delivers electricity on demand, improves power reliability, power quality and reduces costs associated with applications for load leveling, peak shaving, and the supply of essential Uninterruptible Power Systems. Characterized by low ecological impact, the VRB technology uses conducting plastic electrodes and contains no heavy metals. The complete unit, known as the VRBPower System, has mobile design capabilities, allowing the unit to be relocated as may be needed in the future. Vanteck is listed on the TSX Venture Exchange ("VRB"), the OTC Pink Sheets ("VTTCF") and on the Frankfurt Exchange ("VNK").

- 30 -

For further information please contact:
Susan Wilson at 1-888-446-5444.
Or visit the company's web site at: www.vrbpower.com

34688

02 DEC 17 9:5?

BC FORM 45-902F (Formerly Form 20)
Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

   Vanteck (VRB) Technology Corp.
   Suite 1645, 701 West Georgia Street
   Vancouver, BC V7Y 1C6
   Tel: 604-697-8820
   Fax: 604-681-4923

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   British Columbia, Alberta

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   TSX Venture Exchange – VRB
   OTC Pink Sheets – VTTCF
   Frankfurt Exchange - VNK

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   12,279,000 units at $0.10 per unit. Each unit is comprised of one Common Share and one warrant. Each warrant will entitle the holder to acquire on additional Common Share at a price of $0.10 until November 28, 2003.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Masoncastle Pty. Ltd. Melbourne, Australia	1,608,500	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Richard Harris Sacks Deerfield, Illinois	250,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Bob Bishop	100,000	November 29,	$0.10	Part 5 of	4 months

Vancouver, BC		2002		MI45-103	
Felix Pilorusso Vancouver, BC	200,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Max Bischoff, North Vancouver, BC	100,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Bill Pincus, Asheboro, NC	200,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Harley Paul, Vancouver, BC	100,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Edward Low, Vancouver, BC	150,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
David Adderley, Vancouver, BC	50,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Karl Deibert, Vernon, BC	100,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
The Groendijk Family Foundation Vancouver, BC	350,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Ronald J. Baker, Charlie Lake, BC	50,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Don R. Donis, Fort St. John, BC	50,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Frank Miles Fort St. John, BC	50,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
David B. Jepsen St. Johns, US Virgin Islands	100,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Michael R.P. de la Roche Kingston, Ontario	100,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Charlene A. Zecchel Vernon, BC	85,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Richard D. Zecchel Vernon, BC	69,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Mark Brafman Mendham, NJ	200,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Gregory J. Binning Delta, BC	100,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
SWN Holdings Ltd.	200,000	November 29,	$0.10	Part 5 of	4 months

Vernon, BC		2002		MI45-103	
T. Barry Coughlan Vancouver, BC	200,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Greg Pearson Surrey, BC	200,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
James Yates North Vancouver, BC	50,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Don Chimko Smithers, BC	200,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Nazim Bhayani Vancouver, BC	20,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Ken Ewald Burnaby, BC	200,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Mark Yeung Vancouver, BC	250,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Kym Miller Fort St. John, BC	200,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Lynn Shamenski Vancouver, BC	25,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Ross Shamenski Vancouver, BC	195,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Douglas Johnson Montreal, PQ	1,000,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Chartwell Investment Services, S.A. Comnogny, France	800,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Peter Weih Vancouver, BC	100,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Bill Whitehead Surrey, BC	200,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Leonard Binning Lethbridge, AB	100,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Jack Brooks Delta, BC	100,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Gary Winters West Vancouver, BC	30,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Charles Chan	20,000	November 29,	$0.10	Part 3.1 of	4 months

Burnaby, BC		2002		MI45-103	
Robert Bosa Jr. Langley, BC	20,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Sid Hayek Burnaby, BC	50,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Altissimo Investments Ltd. Vancouver, BC	100,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Vince Sorace Vancouver, BC	150,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Flora Sorace Burnaby, BC	100,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Dennis Ripoli Burnaby, BC	50,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Lisa Sorace Coquitlam, BC	5,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Liana Oake Coquitlam, BC	5,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
John Lever, Vancouver, BC	50,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Sylvia Coletta in Trust for Mark, Christina and Lia Coletta Burnaby, BC	6,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Thomas O'Neill Vancouver, BC	100,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Renee Patterson Surrey, BC	50,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
619459 BC Ltd. Surrey, BC	50,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Selma Cote-Yates Delta, BC	43,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Vic Yates Delta, BC	25,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
John Maguire Luxembourg	350,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Maynard Brown Vancouver, BC	200,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Grant Caudwell	50,000	November 29,	$0.10	Part 5 of	4 months

Vancouver, BC		2002		MI45-103	
Eric Lind Vancouver, BC	50,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Erlinda Bell Richmond, BC	50,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Toni McKee Delta, BC	100,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Gregory Binning Delta, BC	300,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Gordon Fretwell West Vancouver, BC	100,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Daniel La Porta Vancouver, BC	25,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Jure Uremovic Vancouver, BC	50,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Randall Winters North Vancouver, BC	35,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Maria Brinkman Vancouver, BC	10,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Kevan Losch Vancouver, BC	10,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Sylvia Coletta Burnaby, BC	20,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Steve Wright Ladner, BC	25,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Peter Jones Vancouver, BC	50,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
John F. Dunlop Vancouver, BC	25,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Jerome A. Gates San Jose, CA	50,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Ron Hayek Burnaby, BC	300,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Donald Nicholson Vancouver, BC	250,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Edward Flynn	157,500	November 29,	$0.10	Part 5 of	4 months

Midlothian, VA		2002		MI45-103	
Gavin Cooper Vancouver, BC	50,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Susan Wilson Vancouver, BC	20,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Robert Bosa Sr. Burnaby, BC	100,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Daniel Bosa Vancouver, BC	50,000	November 29, 2002	$0.10	Part 3.1 of MI45-103	4 months
Arie Merrin Vancouver, BC	250,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Raymond Tsang West Vancouver, BC	10,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Scott Hiebert Vancouver, BC	50,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Philip Koo West Vancouver, BC	100,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Global Link Capital Corp. Surrey, BC	200,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Jerry Lankford Dodson, MT	50,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Bernhard Zinkhoffer Richmond, BC	50,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Robert Welbon Miami, FL	100,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months
Harold Cooperman Key Biscayne, FL	100,000	November 29, 2002	$0.10	Part 5 of MI45-103	4 months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	**Telephone number and e-mail address of purchaser**	**Type of security and number purchased**	**Exemption relied on**
See attached Schedule.			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$711,300

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services. If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
Pacific International Securities Suite 1900, 666 Burrard Street Vancouver, BC V6C 3N1	$20,700 310,500 Warrants	 $0.10
Ronay Investments Pty. Ltd. 42 Kensington Road Melbourne, VIC Australia, 3004	160,850 Common Shares	
GJB Investments Ltd. 5653 Groveridge Wynd Delta, BC V4L 2E4	$56,115	
Greg Pearson #30, 3355 Morgan Creek Way Surrey, BC V3S 0J9	$4,000	

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver this 2nd day of December, 2002.

Vanteck (VRB) Technology Corp.

"Gavin Cooper"

Gavin Cooper, Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended.

For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE TO FORM 45-902F

Disclosure required by item 6 of the Form 45-902F.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Masoncastle Pty. Ltd. Suite 22, 33 Queens Road Melbourne, VIC Australia, 3004	613-9827-5337	1,608,500 Common Shares 1,608,500 Warrants	Part 5 of MI45-103
Richard Harris Sacks 510 Brierhill Road Deerfield, Illinios 60015	800-383-8311	250,000 Common Shares 250,000 Warrants	Part 5 of MI45-103
Bob Bishop #801 – 1520 Harwood, Vancouver, BC, V6G 1X9	604-681-8469	100,000 Common Shares 100,000 Warrants	Part 5 of MI45-103
Felix Pilorusso 668 West 26th Avenue Vancouver, BC V5Z 4H6	felix@pilorusso.com	200,000 Common Shares 200,000 Warrants	Part 5 of MI45-103
Max Bischoff 154 West 29th Street North Vancouver, BC V7N 2J8	604-985-6744	100,000 Common Shares 100,000 Warrants	Part 5 of MI45-103
Bill Pincus 1938 Berkley Lane Asheboro, NC 27205	336-625-2793	200,000 Common Shares 200,000 Warrants	Part 5 of MI45-103
Harley Paul 1204 – 989 Nelson Street Vancouver, BC V6Z 2S1	hpaul@peripheron.com	100,000 Common Shares 100,000 Warrants	Part 5 of MI45-103
Edward Low 2730 E. 54th Avenue Vancouver, BC V5S 1X8	604-377-3690	150,000 Common Shares 150,000 Warrants	Part 5 of MI45-103
David Adderley 5025 Cypress Street Vancouver, BC V6M 3O9	604-662-5029	50,000 Common Shares 50,000 Warrants	Part 5 of MI45-103
Karl Deibert and Debbie Boyne #6, 9900 Eastside Road Vernon, BC V1H 1L6	250-545-3052 deibert@junction.net	100,000 Common Shares 100,000 Warrants	Part 5 of MI45-103
The Groendijk Family Foundation 709 – 1755 Robson Street Vancouver, BC V6G 3B7 (Rob Van Santen)	604-649-1709	350,000 Common Shares 350,000 Warrants	Part 5 of MI45-103
Ronald J. Baker Box 283	250-785-6295	50,000 Common Shares	Part 5 of MI45-103

Charlie Lake, BC V0C 1H0	altec@awink.com	50,000 Warrants	
Don R. Donis Box 6817 Fort S. John, BC V1J 4J3	250-785-6295 dondonis@solarwinds.com	50,000 Common Shares 50,000 Warrants	Part 5 of MI45-103
Frank Miles 7904, 101 Avenue Fort St. John, BC V1J 2A3	250-785-0033 frank@macroindustries.ca	50,000 Common Shares 50,000 Warrants	Part 5 of MI45-103
David Jepsen P.O. Box 310 Maho Bay Cruz Bay, St. John US Virgin Islands	340-776-6240	100,000 Common Shares 100,000 Warrants	Part 5 of MI45-103
Michael R.P. de la Roche P.O. Box 1491 Kingston, Ontario K7L 5C7	613-547-8032 outcome@kas.net	100,000 Common Shares 100,000 Warrants	Part 5 of MI45-103
Charlene A. Zecchel 3402 – 20A Street Vernon, BC V1T 4E9	250-542-9445 R2@telus.net	85,000 Common Shares 85,000 Warrants	Part 5 of MI45-103
Richard D. Zecchel 3402 – 20A Street Vernon, BC V1T 4E9	250-542-9445 R2@telus.net	69,000 Common Shares 69,000 Warrants	Part 5 of MI45-103
Mark H. Brafman 22 Kerby Lane Mendham, NJ 07945	973-691-1200	200,000 Common Shares 200,000 Warrants	Part 5 of MI45-103
Gregory J. Binning 5653 Groveridge Wynd Delta, BC V4L 2E4	604-948-0327	100,000 Common Shares 100,000 Warrants	Part 5 of MI45-103
SWN Holdings Ltd. P.O. Box 35, Vernon, BC V1T 6M1	250-558-3355	200,000 Common Shares 200,000 Warrants	Part 5 of MI45-103
T. Barry Coughlan #10 – 5650 Hampton Place Vancouver, BC V6T 2G5	604-222-8208	200,000 Common Shares 200,000 Warrants	Part 5 of MI45-103
Greg Pearson 30, 3355 Morgan Creek Way, Surrey, BC V3S 0J9	604-531-9962	200,000 Common Shares 200,000 Warrants	Part 5 of MI45-103
James E. Yates 371 Newdale Court North Vancouver, BC V7N 3H3	604-833-0300	50,000 Common Shares 50,000 Warrants	Part 5 of MI45-103
Don Chimko RSP Account P.O. Box 4489 Smithers, BC V0J 2N0	250-632-1412	200,000 Common Shares 200,000 Warrants	Part 5 of MI45-103
Nazim Bhayani #402 – 1562 West 5th Avenue	604-790-8387	20,000 Common Shares 20,000 Warrants	Part 5 of MI45-103

Vancouver, BC V6J 5H9			
Ken Ewald 4872 Cambridge Street Burnaby, BC V5C 1J1	604-291-1380	200,000 Common Shares 200,000 Warrants	Part 5 of MI45-103
Mark Yeung 7532 Stirling Street Vancouver, BC V5P 4H8	604-321-8828	250,000 Common Shares 250,000 Warrants	Part 5 of MI45-103
Kym Miller 10911 Alaska Road Fort St. John, BC V1J 6P3	250-262-9700	200,000 Common Shares 200,000 Warrants	Part 5 of MI45-103
Lynn Shamenski #604 - 738 Broughton St. Vancouver, BC V6G 3A7	604-488-0505	25,000 Common Shares 25,000 Warrants	Part 5 of MI45-103
Ross Shamenski 2234 Keith Road W. North Vancouver, BC V7P 1Z5	604-688-1351	195,000 Common Shares 195,000 Warrants	Part 5 of MI45-103
Douglas Johnson RSP Account 1 Place Ville Marie 5th Floor Montreal, Quebec H3B 2B2	514-876-2573	1,000,000 Common Shares 1,000,000 Warrants	Part 5 of MI45-103
Chartwell Investment Services, S.A. Ch. de la Foge. 1 1291 Comnogny	41-22-960-0462	800,000 Common Shares 800,000 Warrants	Part 5 of MI45-103
Peter Weih c/o Pacific Intl. Securities 1900 – 666 Burrard Street Vancouver, BC V6C 3N1	86-25-777-0088 xt. 8781	100,000 Common Shares 100,000 Warrant	Part 5 of MI45-103
Bill Whitehead 26 – 7140 132nd Street Surrey, BC V3W 1J5	604-230-7733	200,000 Common Shares 200,000 Warrants	Part 5 of MI45-103
Leonard Binning 3302 Keho Place South Lethbridge, Alberta T1K 3P9	403-381-9151	100,000 Common Shares 100,000 Warrants	Part 5 of MI45-103
Jack Brooks 11672 64A Avenue Delta, BC V4E 2C6	604-596-8705	100,000 Common Shares 100,000 Warrants	Part 5 of MI45-103
Gary Winters 610 Burley Drive West Vancouver, BC V7T 1Z5	604-921-1108	30,000 Common Shares 30,000 Warrants	Part 5 of MI45-103
Charles Chan 8851 Horn Street Burnaby, BC V3N 4J8	604-421-0318	20,000 Common Shares 20,000 Warrants	Part 3.1 of MI45-103
Robert Bosa Jr.			

21401 76th Avenue Langley, BC V3A 6Y3	604-250-6262	20,000 Common Shares 20,000 Warrants	Part 3.1 of MI45-103
Sid Hayek 6667 Cheshire Court Burnaby, BC V5E 4J2	604-517-1715	50,000 Common Shares 50,000 Warrants	Part 3.1 of MI45-103
Altissimo Investments Ltd. 112 – 1288 Marinaside Cr. Vancouver, BC V6Z 2W5	604-693-0108	100,000 Common Shares 100,000 Warrants	Part 3.1 of MI45-103
Vince Sorace 112 – 1288 Marinaside Cr. Vancouver, BC V6Z 2W5	604-693-0108	150,000 Common Shares 150,000 Warrants	Part 3.1 of MI45-103
Flora Sorace 7208 Hewitt Street Burnaby, BC V5A 3M2	604-299-7681	100,000 Common Shares 100,000 Warrants	Part 3.1 of MI45-103
Dennis Ripoli 4236 Triumph Street Burnaby, BC	604-649-5008	50,000 Common Shares 50,000 Warrants	Part 3.1 of MI45-103
Lisa Sorace 1875 Patricia Avenue Port Coquitlam, BC V3B 2G9	604-464-1596	5,000 Common Shares 5,000 Warrants	Part 3.1 of MI45-103
Liana Oake 1642 Westminster Avenue Port Coquitlam, BC V3B 1E2	604-464-8742	5,000 Common Shares 5,000 Warrants	Part 3.1 of MI45-103
John Lever #116, 1288 Marinaside Cr. Vancouver, BC V6Z 2W5	604-899-0404	50,000 Common Shares 50,000 Warrants	Part 3.1 of MI45-103
Sylvia Coletta in Trust for Mark, Christina, Lia Coletta 6731 Woodvale Crescent Burnaby, BC V5B 2R6	604-291-9173	6,000 Common Shares 6,000 Warrants	Part 3.1 of MI45-103
Thomas O'Neill #1918, 925 W. Georgia St. Vancouver, BC V6C 3L2	604-484-4170	100,000 Common Shares 100,000 Warrants	Part 5 of MI45-103
Renee Patterson 13382 65B Avenue Surrey, BC V3W 8T4	604-230-5155	50,000 Common Shares 50,000 Warrants	Part 3.1 of MI45-103
619459 BC Ltd. 13382 65B Avenue Surrey, BC V3W 8T4	604-659-4550	50,000 Common Shares 50,000 Warrants	Part 3.1 of MI45-103
Selma Cote-Yates 5298 4th Avenue Delta, BC V4M 1G7	604-948-0599	43,000 Common Shares 43,000 Warrants	Part 5 of MI45-103
Vic Yates 5298 4th Avenue	604-948-0599	60,000 Common Shares	Part 5 of MI45-103

Delta, BC V4M 1G7		60,000 Warrants	
John Maguire #3 ruo Jean Engling, L-1644 Luxembourg	011-352-91-655-455	350,000 Common Shares 350,000 Warrants	Part 5 of MI45-103
Maynard Brown 1650 – 999 West Hastings Vancouver, BC V6C 2WL	604-633-4361	200,000 Common Shares 200,000 Warrants	Part 3.1 of MI45-103
Grant Caudwell 1000 – 1055 Dunsmuir St. Vancouver, BC V7X 1L4	604-640-0423	50,000 Common Shares 50,000 Warrants	Part 5 of MI45-103
Eric Lind 3130 2nd Avenue West Vancouver, BC V6K 1K6	604-738-7836	50,000 Common Shares 50,000 Warrants	Part 5 of MI45-103
Erlinda Bell 324, 12873 Railway Avenue Richmond, BC V7E 6K3	604-271-4604	50,000 Common Shares 50,000 Warrants	Part 5 of MI45-103
Toni McKee 996-51A Street Delta, BC V4M 2X8	604-948-3108	100,000 Common Shares 100,000 Warrants	Part 5 of MI45-103
Gregory Binning 5653 Groveridge Wynd Delta, BC V4L 2E4	604-948-0327	300,000 Common Shares 300,000 Warrants	Part 5 of MI45-103
Gordon Fretwell 467 Hadden Drive West Vancouver, BC V7S 2G4	604-689-1280 gord@fretwell.ca	100,000 Common Shares 100,000 Warrants	Part 3.1 of MI45-103
Daniel La Porta 3495 Dundas Street Vancouver, BC V5K 1R9	514-426-0541	25,000 Common Shares ,000 Warrants	Part 3.1 of MI45-103
Jure Uremovic 3032 E 28th Street Vancouver, BC V5R 1S5	604-434-4946	50,000 Common Shares ,000 Warrants	Part 3.1 of MI45-103
Randall Winters 1231 Frederick Street North Vancouver, BC V7K 1J3	604-664-2760	35,000 Common Shares 35,000 Warrants	Part 3.1 of MI45-103
Maria Brinkman 2085 W. 45th Avenue Vancouver, BC V6M 2H8	604-266-1154	10,000 Common Shares 10,000 Warrants	Part 3.1 of MI45-103
Kevan Losch #515 – 428 W. 8th Avenue Vancouver, BC V5Y 1N9	604-707-0394	10,000 Common Shares 10,000 Warrants	Part 3.1 of MI45-103
Sylvia Coletta 6731 Woodvale Cr. Burnaby, BC	604-291-9173	20,000 Common Shares 20,000 Warrants	Part 3.1 of MI45-103

V5B 2R6			
Steve Wright 4317 Arthur Drive Ladner, BC V4K 2X1	604-718-7531	25,000 Common Shares 25,000 Warrants	Part 5 of MI45-103
Peter Jones 4411 West 2nd Avenue Vancouver, BC V6R 1K6	604-718-7531	25,000 Common Shares 25,000 Warrants	Part 5 of MI45-103
John F. Dunlop 1182 Quebec Street, Unit 5 Vancouver, BC	604-681-3996	25,000 Common Shares 25,000 Warrants	Part 5 of MI45-103
Jerome A. Gates 6234 Cahalan Avenue San Jose, CA 95123	408-286-1367	50,000 Common Shares 50,000 Warrants	Part 5 of MI45-103
Ron Hayek 6390 Dufferin Avenue Burnaby, BC V5H 3T1	604-528-6111	300,000 Common Shares 300,000 Warrants	Part 5 of MI45-103
Donald Nicholson #1602 – 1228 West Hastings Vancouver, BC V7Y 1C6	604-697-8820	250,000 Common Shares 250,000 Warrants	Part 5 of MI45-103
Edward Flynn 5307 Meadow Chase Road Midlothian, VA 23112	804-739-3799	157,500 Common Shares 157,500 Warrants	Part 5 of MI45-103
Gavin Cooper 114-1929 West 3rd Vancouver, BC V6J 1L3	604-697-8832	50,000 Common Shares 50,000 Warrants	Part 5 of MI45-103
Susan Wilson 112 – 1288 Marinaside Cr. Vancouver, BC	604-727-8179	20,000 Common Shares 20,000 Warrants	Part 3.1 of MI45-103
Robert Bosa Sr. 4555 Kingsway, 12th Floor Vancouver, BC V5H 4T8	604-299-1363	100,000 Common Shares 100,000 Warrants	Part 5 of MI45-103
Daniel Bosa 22377 48th Avenue Langley, BC V3A 3N4	604-230-2930	50,000 Common Shares 50,000 Warrants	Part 5 of MI45-103
Arie Merrin 1002 – 1438 West 7th Avenue Vancouver, BC	604-668-1771	250,000 Common Shares 250,000 Warrants	Part 5 of MI45-103
Raymond Tsang 1257 Marine Drive West Vancouver, BC V7T 1B4	604-640-0423	10,000 Common Shares 10,000 Warrants	Part 5 of MI45-103
Scott Hiebert 3050 S.W. Marine Drive Vancouver, BC V6N 3Y3	604-640-0466	50,000 Common Shares 50,000 Warrants	Part 5 of MI45-103
Philip Koo 1071 Eyremount Drive	604-898-8888	100,000 Common Shares	Part 5 of MI45-103

West Vancouver, BC V7S 2R6		100,000 Warrants	
Global Link Capital Corp. #30 3355 Morgan Creek Surrey, BC V3S 0J9	604-531-9962	200,000 Common Shares 200,000 Warrants	Part 5 of MI45-103
Jerry Lankford P.O. Box 87 Dodson, MT, USA 59524	406-383-4339	50,000 Common Shares 50,000 Warrants	Part 5 of MI45-103
Bernhard Zinkhoffer 6471 Chelmsford Richmond, BC	bzinkhof@lmls.com	50,000 Common Shares 50,000 Warrants	Part 5 of MI45-103
Robert Welbon 11000 S.W. 60 Avenue Miami, Florida 33156	305-667-0913	100,000 Common Shares 100,000 Warrants	Part 5 of MI45-103
Harold Cooperman 550 Ocean Drive, 9C Key Biscayne, FL 33149	305-361-7859	100,000 Common Shares 100,000 Warrants	Part 5 of MI45-103

34688

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102

"RESALE OF SECURITIES"

1. Vanteck (VRB) Technology Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 29, 2002 of 12,279,000 Common Shares of Vanteck (VRB) Technology Corp., Vanteck (VRB) Technology Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 2nd day of December, 2002.

VANTECK (VRB) TECHNOLOGY CORP.

"Gavin Cooper"

By: ______________________
Gavin Cooper,
Chief Financial Officer

Instructions:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.